Exhibit 99.1

Janus Investment Fund ("JIF")

			1-Year		3-Year		5-Year		10-Year		Since PM Inception	
	PM Inception	Lipper Category	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds
Growth Funds												
Janus Twenty Fund (1)	Jan-08	Large-Cap Growth Funds	1	1 / 756	1	1 / 641	1	1 / 530	2	4 / 259	‡	
Janus Fund	Oct-07	Large-Cap Growth Funds	55	411 / 756	29	183 / 641	33	175 / 530	45	117 / 259	‡	
Janus Orion Fund	Dec-07	Multi-Cap Growth Funds	3	12 / 493	2	6 / 374	1	1 / 314	—	—	‡	
Janus Research Fund	Jan-06	Large-Cap Growth Funds	46	342 / 756	7	43 / 641	9	46 / 530	4	10 / 259	6	37 / 679
Janus Enterprise Fund	Oct-07	Mid-Cap Growth Funds	13	75 / 596	8	40 / 501	7	27 / 408	44	79 / 181	‡	
Janus Venture Fund (1)	Jan-01	Small-Cap Growth Funds	88	532 / 604	44	212 / 486	23	91 / 400	33	63 / 192	28	85 / 307
Janus Triton Fund	Jun-06	Small-Cap Growth Funds	20	119 / 604	5	24 / 486	—	—	—	—	8	38 / 539
Core Funds												
Janus Contrarian Fund	Feb-00	Multi-Cap Core Funds	47	392 / 847	1	6 / 664	1	4 / 486	—	—	7	18 / 276
Janus Growth and Income Fund	Nov-07	Large-Cap Core Funds	44	358 / 817	34	233 / 692	23	132 / 574	11	33 / 323	‡	
Janus Balanced Fund	Apr-05	Mixed-Asset Target Alloc. Mod. Funds	3	10 / 462	4	12 / 361	14	32 / 239	7	9 / 141	2	6 / 359
Janus Fundamental Equity Fund	Nov-07	Large-Cap Core Funds	35	280 / 817	11	73 / 692	4	19 / 574	3	7 / 323	‡	
INTECH Risk-Managed Stock Fund	Feb-03	Multi-Cap Core Funds	41	344 / 847	63	415 / 664	28	132 / 486	—	—	39	182 / 475
Global/International Funds												
Janus Overseas Fund (1)	Jun-03	International Funds	10	108 / 1141	1	2 / 815	1	1 / 676	4	13 / 339	1	2 / 674
Janus Worldwide Fund	Jun-04	Global Funds	95	422 / 446	91	317 / 350	98	263 / 268	95	117 / 123	94	279 / 298
Janus Global Life Sciences Fund	Apr-07	Global Healthcare/Biotechnology Funds	3	2 / 70	21	11 / 53	3	1 / 48	—	—	2	1 / 69
Janus Global Technology Fund	Jan-06	Global Science & Technology Funds	34	36 / 108	16	16 / 102	36	32 / 90	—	—	20	20 / 103
Janus Global Research Fund	Feb-05	Global Funds	9	38 / 446	5	16 / 350	—	—	—	—	4	10 / 323
Janus Global Opportunities Fund	Jun-01	Global Funds	96	426 / 446	98	343 / 350	83	221 / 268	—	—	41	84 / 206
Value Funds												
Janus Mid Cap Value Fund - Inv (2)	Aug-98	Mid-Cap Value Funds	7	24 / 343	11	28 / 270	15	31 / 209	—	—	2	1 / 67
Janus Small Cap Value Fund - Inv. (1),(2)	Feb-97	Small-Cap Core Funds	24	182 / 786	40	249 / 628	52	251 / 486	18	33 / 193	17	21 / 125
Income Funds												
Janus Flexible Bond Fund	May-07	Intermediate Investment Grade Debt	10	51 / 557	8	34 / 464	18	67 / 393	36	67 / 189	12	60 / 544
Janus High-Yield Fund	Dec-03	High Current Yield Funds	74	340 / 460	60	232 / 387	65	218 / 339	24	39 / 167	51	175 / 348
Janus Short-Term Bond Fund	May-07	Short Investment Grade Debt	37	97 / 263	28	59 / 212	22	35 / 165	32	27 / 84	36	94 / 262
Asset Allocation Funds												
Janus Smart Portfolio-Growth	Dec-05	Mixed-Asset Target Alloc. Growth Funds	9	53 / 655	—	—	—	—	—	—	3	13 / 563
Janus Smart Portfolio-Moderate	Dec-05	Mixed-Asset Target Alloc. Mod. Funds	6	26 / 462	—	—	—	—	—	—	2	7 / 393
Janus Smart Portfolio-Conservative	Dec-05	Mixed-Asset Target Alloc. Cons. Funds	17	69 / 429	—	—	—	—	—	—	2	6 / 338

Lipper Rankings Based on Total Returns as of 6/30/08

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus containing this and other information, please call Janus at 1-800-525-1068 or download the file from janus.com. Read it carefully before you invest or send money.

Lipper Inc. – A Reuters Company, is a nationally recognized organization that ranks the performance of mutual funds within a universe of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested. If an expense waiver was in effect, it may have had a material effect on the total return or yield for the period.

Data presented reflects past performance, which is no guarantee of future results.

Notes:
(1) Closed to new investors.
(2) Ranking is for the investor share class only; other classes may have different performance characteristics.
‡ The Fund's since PM-Inception ranking is not available.

Janus Adviser Series ("JAD") Class S Shares

	PM Inception	Lipper Category	Lipper Rankings Based on Total Returns as of 3/31/08									
			1-Year		3-Year		5-Year		10-Year		Since PM Inception	
			Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds
Growth Funds												
Forty Fund	Jan-08	Large-Cap Growth Funds	1	4 / 739	1	3 / 615	1	2 / 521	1	1 / 247		‡
Mid Cap Growth Fund	Oct-07	Mid-Cap Growth Funds	12	69 / 607	6	29 / 503	11	42 / 414	42	74 / 178		‡
Large Cap Growth Fund	Oct-07	Large-Cap Growth Funds	51	372 / 739	39	239 / 615	32	163 / 521	35	86 / 247		‡
INTECH Risk-Managed Growth Fund	Jan-03	Multi-Cap Growth Funds	70	369 / 527	85	343 / 403	83	284 / 343	—	—	82	279 / 340
Orion Fund	Dec-07	Mid-Cap Growth Funds	3	18 / 607	—	—	—	—	—	—		‡
Small-Mid Growth Fund	Jun-06	Small-Cap Growth Funds	9	52 / 598	—	—	—	—	—	—	3	16 / 544
Core Funds												
Balanced Fund	Apr-05	Mixed-Asset Target Alloc. Mod. Funds	3	18 / 667	7	34 / 539	39	166 / 425	4	7 / 228	7	39 / 559
Growth and Income Fund	Nov-07	Large-Cap Core Funds	30	248 / 828	30	203 / 685	40	227 / 567	—	—		‡
Fundamental Equity Fund	Nov-07	Large-Cap Core Funds	18	149 / 828	4	21 / 685	8	40 / 567	1	1 / 295		‡
Small Company Value Fund	Mar-02	Small-Cap Core Funds	66	524 / 795	40	249 / 626	60	288 / 485	—	—	25	106 / 426
INTECH Risk-Managed Core Fund	Jan-03	Multi-Cap Core Funds	71	611 / 869	65	425 / 663	36	179 / 504	—	—	31	152 / 494
Contrarian Fund	Aug-05	Multi-Cap Core Funds	7	57 / 869	—	—	—	—	—	—	1	3 / 708
Global/International/ Funds												
International Growth Fund [1]	Jun-03	International Funds	1	6 / 1105	1	3 / 811	1	2 / 683	2	6 / 325	1	2 / 687
Worldwide Fund	Jun-04	Global Funds	53	234 / 448	82	282 / 343	97	262 / 271	72	89 / 123	80	243 / 304
International Equity Fund	Nov-06	International Funds	5	48 / 1105	—	—	—	—	—	—	3	30 / 1038
Value Funds												
Mid Cap Value Fund	Dec-02	Mid-Cap Value Funds	5	15 / 330	9	23 / 256	23	46 / 203	—	—	24	48 / 201
INTECH Risk-Managed Value Fund	Dec-05	Multi-Cap Value Funds	49	214 / 441	—	—	—	—	—	—	50	187 / 376
Alternative Funds												
Long/Short Fund [1]	Aug-06	Long/Short Equity Funds	5	4 / 86	—	—	—	—	—	—	5	3 / 64
Income Funds												
Flexible Bond Fund	May-07	Intermediate Investment Grade Debt	9	48 / 552	10	45 / 467	19	73 / 396	34	65 / 192		‡
High Yield Fund	Aug-05	High Current Yield Funds	50	223 / 453	—	—	—	—	—	—	57	226 / 398

Rankings are for the Class S Shares only; other classes may have different performance characteristics.

Note:

(1) Closed to new investors.

‡ The Fund's since PM-Inception ranking is not available.

Janus Aspen Series ("JAS") Institutional Shares

	PM Inception	Lipper Category	Lipper Rankings Based on Total Returns as of 3/31/08									
			1-Year		3-Year		5-Year		10-Year		Since PM Inception	
			Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds
Growth Funds												
Large Cap Growth Portfolio	Oct-07	VA Large-Cap Growth	35	71 / 204	26	49 / 193	27	45 / 166	42	23 / 55	‡	
Forty Portfolio	Dec-07	VA Large-Cap Growth	1	1 / 204	1	1 / 193	1	1 / 166	2	1 / 55	‡	
Mid Cap Growth Portfolio	Oct-07	VA Mid-Cap Growth	5	7 / 155	3	3 / 140	10	11 / 120	40	13 / 32	‡	
Core Funds												
Balanced Portfolio	Apr-05	VA Mixed-Asset Target Alloc Mod.	1	1 / 133	2	1 / 90	11	8 / 73	5	2 / 41	2	1 / 98
Growth and Income Portfolio	Nov-07	VA Large-Cap Core	22	45 / 206	18	31 / 176	33	52 / 161	—	—	‡	
Fundamental Equity Portfolio	Nov-07	VA Large-Cap Core	20	40 / 206	3	5 / 176	10	15 / 161	2	1 / 73	‡	
Global/International Funds												
Worldwide Growth Portfolio	Jun-04	VA Global	36	37 / 104	77	61 / 79	95	64 / 67	73	21 / 28	76	59 / 77
International Growth Portfolio [1]	Jun-03	VA International	1	2 / 245	1	1 / 209	1	1 / 188	4	3 / 87	1	1 / 198
Global Life Sciences Portfolio	Oct-04	VA Health/Biotechnology	6	2 / 35	21	7 / 33	25	7 / 28	—	—	3	1 / 33
Global Technology Portfolio	Jan-06	VA Science & Technology	34	20 / 59	28	16 / 57	40	22 / 54	—	—	36	21 / 58
Value Funds												
Mid Cap Value Portfolio	May-03	VA Mid-Cap Value	3	2 / 68	12	7 / 58	—	—	—	—	2	1 / 53
Income Funds												
Flexible Bond Portfolio	May-07	VA Intermediate Investment Grade Debt	29	19 / 65	26	15 / 58	28	14 / 49	29	6 / 20	‡	

Rankings are for the Institutional Shares only; other classes may have different performance characteristics.

Note:

(1) Closed to new investors.

‡ The Fund's since PM-Inception ranking is not available.

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus containing this and other information, please call Janus at 1-800-525-1068 or download the file from janus.com. Read it carefully before you invest or send money.

Lipper Inc. – A Reuters Company, is a nationally recognized organization that ranks the performance of mutual funds within a universe of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested. If an expense waiver was in effect, it may have had a material effect on the total return or yield for the period.

Data presented reflects past performance, which is no guarantee of future results.